Exhibit 11.2

Consent of the Independent Auditor

We consent to the use in this Regulation A Offering Statement on Form 1-A of our report dated April 27, 2022, relating to the consolidated financial statements of Fundrise Development eREIT, LLC, appearing in the Preliminary Offering Circular which is part of this Regulation A Offering Statement.

We consent to the use in this Regulation A Offering Statement on Form 1-A of our report dated April 12, 2021, relating to the consolidated financial statements of Fundrise Growth eREIT V, LLC, appearing in the Preliminary Offering Circular which is part of this Regulation A Offering Statement.

We also consent to the reference to our firm under the heading “Experts” in such Preliminary Offering Circular.

/s/ RSM US LLP

McLean, Virginia

May 2, 2022